Management’s Discussion and Analysis
 of Financial Condition and Results of Operations

This Management’s Discussion and Analysis (“MD&A”), dated as of July 18, 2008, reviews Pacific Rim Mining Corp.’s (“Pacific Rim” or “the Company”) business and financial performance for the twelve months ended April 30, 2008 (“fiscal 2008” or “Y/E2008”), in comparison to the twelve months ended April 30, 2007 (“fiscal 2007” or “Y/E2007”) and April 30, 2006 (‘fiscal 2006” or “Y/E2006”). In order to fully understand Pacific Rim’s financial condition and results of operations, this MD&A should be read in conjunction with the Company’s fiscal 2008 consolidated financial statements and accompanying notes.

The Company’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and filed with appropriate regulatory bodies in Canada and the United States. A reconciliation of the effect of applying United States generally accepted accounting principles to Pacific Rim’s financial results is described in Note 17 to the financial statements. The Company’s reporting currency is the United States (“U.S.”) dollar and all monetary amounts are stated in U.S. dollars unless otherwise noted.

This MD&A is prepared in conformity with NI 51-102F1 and was approved by the Company’s Board of Directors prior to its release.

Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 (as amended) and applicable Canadian securities legislation. Forward-looking statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation: risks related to gold price and other commodity price fluctuations; risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; results of prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production; the potential for delays in exploration or development activities or the completion of feasibility studies; the uncertainty of profitability based upon the Company’s history of losses; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms; risks related to environmental regulation and liability; risks related to hedging activities; political and regulatory risks associated with mining and exploration; and other risks and uncertainties related to the Company’s prospects, properties and business strategy detailed elsewhere in this MD&A and in the Company’s Annual Information Form for the year ended April 30, 2008 (incorporated by reference into the Company’s Form 40F on file with the US Securities and Exchange Commission). Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Investors are cautioned against attributing undue certainty to forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Note Concerning Resource Estimates and to U.S. Investors

 The terms “Measured resource”, “Indicated resource” and “Inferred resource” used in this document are Canadian mining terms as defined in NI 43-101 and CIM Standards on Mineral Resources and Mineral Reserves. Mineral resources that are not mineral reserves have not been demonstrated to be economically and legally extractable. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. It should not be assumed that all or any part of a resource will ever be converted to a reserve. The mineral resource estimates presented herein include Inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these Inferred resources will be converted to Measured and Indicated resource categories through further drilling, or into mineral reserves once economic considerations are applied.

We advise U.S. Investors that while the terms "Measured resource", "Indicated resource" and "Inferred resource" are recognized and required to be reported by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. As such, information contained in this document concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission. Inferred resources have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a Measured, Indicated or Inferred resource will ever be upgraded to a higher category. U.S. investors are cautioned not to assume that any part or all of an Inferred mineral resource exists, or is economically or legally mineable. U.S. investors are also cautioned not to assume that any part or all of the mineral deposits in the Measured resource or Indicated resource categories will ever be converted into reserves.

1. Overview

Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible exploration company with operations in North America and with development and exploration in Central America. Pacific Rim’s primary asset and focus of its growth strategy is the El Dorado gold project in El Salvador, which hosts a 1.4 million ounce high grade gold resource. The Company is also generating and exploring a pipeline of grassroots gold projects. Pacific Rim’s is to become a low cost, intermediate level gold producer.

Pacific Rim’s shares trade under the symbol PMU on both the Toronto Stock Exchange and the American Stock Exchange.

The Company’s technical and corporate activities for the twelve months ended April 30, 2008 include:

  On November 7, 2007 the Company and Kennecott Rawhide Mining Company, joint venture partners at the Denton-Rawhide residual leach gold operation in Nevada, amended their October 2004 Property Purchase and Sale Agreement with Nevada Resource Recovery Group LLC, extending the closing date of the sale to on or before October 31, 2008. The extension was negotiated in order to provide additional time for the Rawhide joint venture partners to complete a key provision required for closing of the agreement. Additional details are provided in Section 4.3.

  On January 17, 2008 the Company published an updated resource estimate for the El Dorado gold project in El Salvador that included first-time tabulation of resources for the Balsamo gold deposit. El Dorado is now estimated to contain a Measured and Indicated resource of 1.4 million gold equivalent ounces, with a further 0.3 million gold equivalent ounces in the Inferred category. Complete details of the January 2008 El Dorado resource estimate are provided in Section 3.1.2.

  On January 23, 2008 the Company published the results of a trenching program at the Santa Rita gold project in El Salvador that demonstrated the width of the gold-bearing Trinidad vein to be significantly wider than previously believed, in many cases with high-grade gold results across the entire width of the vein. Additional details of the Santa Rita project are provided in Section 3.2.

  On February 29, 2008 the Company closed a Private Placement finance offering in which gross proceeds of CDN $7,046,550 were raised through the issuance of 6,711,000 units consisting of one share and one share purchase warrant. A finders’ fee of 7% commission and 7% agent warrants was payable to various parties representing certain placees of the financing. Additional details regarding the Private Placement financing are provided in Section 7.3.

Subsequent to the end of fiscal 2008, the following events occurred:

  In May 2008 the Company restarted work on the El Dorado gold project feasibility study, which had been put on hold in March 2007 in order to drill define the Balsamo gold deposit, quantify its gold resources and include them in the feasibility study. Completion of the feasibility study will provide the Company and its shareholders with a mine plan for El Dorado based on the updated resource estimate and current input and commodity prices. The El Dorado feasibility study is being led by SRK Consulting and will include an underground mine plan for the Minita, South Minita and Balsamo deposits, processing facility and tailings impoundment designs, and an economic analysis of the proposed combined operation. It is expected to be completed by December 2008. The El Dorado feasibility study is described in Section 3.1.2.

  In July 2008 the Company suspended drilling activity at its El Dorado project and commenced the lay off of El Salvador-based staff, having made the decision to reduce its El Salvador exploration and investment activity until such time as the Government of El Salvador grants a mining permit for the El Dorado project. El Dorado is described in Section 3.1, with Permitting detailed in Section 3.1.4.

2. Selected Annual Information

The following financial data are derived from the Company’s audited consolidated financial statements for the fiscal years ended April 30, 2008, 2007 and 2006:

	Year ended April 30, 2008	Year ended April 30, 2007	Year ended April 30, 2006
Summarized Statement of Loss
Revenue	$7,680	$8,337	$8,024
Operating Costs	$5,571	$5,442	$4,410
Exploration expenditures	$11,399	$10,401	$6,237
Loss before discontinued operations	$(14,134)	$(10,417)	$(3,957)
Loss for the year	$(12,734)	$(9,417)	$(608)
Loss per share (basic and diluted)	$(0.11)	$(0.09)	$(0.01)
Summarized Statement of Cash Flows
Cash Flow (used for) operating activities	$(11,277)	$(8,199)	$(4,439)
Cash Flow provided by (used for) investing activities	$3,799	$6,861	$(10,948)
Cash Flow provided by financing activities	$6,916	$2,065	$16,708
Net increase (decrease) in cash	$(562)	$727	$1,321
Summarized Balance Sheet
Cash and cash equivalents	$1,922	$2,484	$1,757
Cash and cash equivalents, short term	$7,444	$11,498	$17,188
investments and inventories
Total assets	$18,270	$21,494	$25,320
Total liabilities	$6,109	$4,857	$2,665
Working Capital	$4,723	$9,273	$16,313
Share Structure
Weighted Average common shares outstanding (basic and diluted)	111,122,976	106,938,672	82,527,499

3. Significant Exploration Projects

Pacific Rim’s primary on-going exploration project is the advanced-stage El Dorado gold project in El Salvador. The Company’s focus at El Dorado during fiscal 2008 was the completion of drilling at the Balsamo deposit and publication of an updated resource estimate incorporating the Balsamo deposit into the project’s existing resources. Resources at the El Dorado project grew to 1.4 million gold equivalent ounces in the Measured and Indicated resource categories combined plus a further 0.3 million gold equivalent ounces in the Inferred resource category. Full details are provided below and readers are directed to National Instrument 43-101 disclosure in Section 20.

Pacific Rim’s exploration activities elsewhere in El Salvador during the past fiscal year included an extensive surface vein trenching program at the Santa Rita project as well as geological mapping, sampling and target generation programs at both Santa Rita and the Company’s Zamora-Cerro Colorado project.

3.1 El Dorado Gold Project, El Salvador

           3.1.1 Overview

The El Dorado gold project, located in El Salvador approximately 65 kilometers northeast of the capital city San Salvador, is Pacific Rim’s flagship advanced-stage exploration property. Pacific Rim is 100% owner of the El Dorado project. In September 2005 the El Dorado project was expanded from 75 square kilometers in two exploration licences to 144 square kilometers in three exploration licences with nominal expiry dates of September 28, 2013 (one licence) and September 29, 2013 (two licences). The project additionally includes a 12.75 square kilometer area pending conversion to an exploitation concession, which underlying exploration licence has a nominal expiry date of January 1, 2005.

In accordance with El Salvadoran Law, Pacific Rim presented a request for the conversion of this 12.75 square kilometre portion of the El Dorado exploration licences to an exploitation concession on December 22, 2004. The conversion process is currently pending ministerial acceptance of Pacific Rim’s Environmental Impact Study (see Section 3.1.4) and issuance of the environmental permits. El Salvadoran administrative rules and procedures give Pacific Rim exclusive rights to the exploitation concession area while the permitting process is underway.

El Dorado is subject to a royalty of 3% of net smelter returns in favour of a previous property owner. Pacific Rim has the right to buy back the royalty for $1 million for the first 1.5% and $3 million for the second 1.5%, provided that at least one half of the royalty is acquired within six months of the commencement of commercial production.

The El Dorado project hosts an epithermal bonanza vein system, comprising dozens of gold-bearing veins over an area at least 12 km long by 4.5 km wide. One of these, the Minita vein system, was exploited in the mid-1900’s, producing roughly 78,000 ounces of gold at an average head grade of 9.6 g/t. The operation achieved recoveries of 92% in a simple cyanide mill process.

           3.1.2 Fiscal 2008 Developments

During fiscal 2008 Pacific Rim’s exploration efforts at the El Dorado project focused on delineating the Balsamo gold deposit and updating the El Dorado resource estimate with the inclusion of Balsamo. The Balsamo deposit delineation was completed in September 2007 and the updated resource estimate was published in January 2008.

                      2008 El Dorado Resource Estimate

On January 17, 2008 the Company released the results of an updated resource estimate for the El Dorado gold project, in which 1.4 million gold equivalent ounces were tabulated in the Measured and Indicated resource categories combined and a further 0.3 million gold equivalent ounces were tabulated in the Inferred category. Full details of the 2008 El Dorado resource estimate, by deposit and resource category, are presented below. The impetus for the updated resource estimate was primarily to quantify the gold and silver ounces at the Balsamo deposit, which has added approximately 17% to the Measured and Indicated resources and 39% to the Inferred resources, compared to those tabulated in the 2006 El Dorado resource estimate. The resources presented below for the Minita, South Minita, Nance Dulce, Coyotera and Nueva Esperanza deposits are unchanged from the 2006 El Dorado resource estimate.

El Dorado Project Resources (as of January 17, 2008)
Deposit	Resource Category	Tonnes	Gold Grade (g Au/t)	Gold Ounces	Silver Grade (g Ag/t)	Silver Ounces	Gold Equivalent Grade (g AuEq/t)	Gold Equivalent Ounces
Balsamo	Indicated	566,700	9.86	179,600	112.95	2,058,000	11.47	209,000
	Inferred	281,200	7.71	69,700	76.29	690,000	8.80	79,600

Minita	Measured	614,100	12.23	241,500	80.59	1,591,200	13.39	264,300
	Indicated	1,175,100	9.65	364,400	58.16	2,197,300	10.47	395,700
	Total M&I	1,789,200	10.53	605,900	65.86	3,788,500	11.47	660,000
	Inferred	78,400	10.39	26,200	67.44	170,000	11.39	28,700

South Minita	Indicated	1,070,900	9.25	318,400	63.99	2,203,000	10.16	349,900
	Inferred	302,800	7.20	70,100	48.23	470,000	7.89	76,800

Nance Dulce	Inferred	128,900	19.56	81,100	121.98	506,000	21.30	88,300

Coyotera	Measured	166,000	7.86	42,100	57.79	309,000	8.69	46,500
	Indicated	501,000	7.15	115,200	58.68	945,000	7.99	128,700
	Total M&I	667,000	7.34	157,300	58.48	1,254,000	8.17	175,200
	Inferred	19,000	5.83	3,600	72.12	44,000	6.86	4,200

Nueva Esperanza	Indicated	183,000	5.77	33,900	30.47	179,000	6.20	36,400
	Inferred	29,000	4.67	4,300	35.49	33,000	5.17	4,800

TOTAL MEASURED ALL DEPOSITS		780,100	11.31	283,600	75.76	1,900,200	12.39	310,800
TOTAL INDICATED ALL DEPOSITS		3,496,700	9.00	1,011,500	67.45	7,582,300	9.96	1,119,700
TOTAL MEASURED & INDICATED ALL DEPOSITS		4,276,800	9.42	1,295,100	68.96	9,482,500	10.40	1,430,500
TOTAL INFERRED ALL DEPOSITS		839,300	9.45	255,000	70.89	1,913,000	10.47	282,400
Notes:
1) Resources based on a gold equivalent cut-off grade of 4.0 g AuEq/t and greater than a grade-times-thickness of 4 (g AuEq/t x meters)
2) Gold equivalents based upon a silver to gold ratio of 70:1
3) Resources for the Minita, South Minita, Nance Dulce, Coyotera and Nueva Esperanza deposits are unchanged from the July 2006 El Dorado Resource Estimate (see NI 43-101 disclosure)

The mineral resource estimates presented above have been calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities, which differ from standards of the U.S. Securities and Exchange Commission (“SEC”). The resource estimates contained in this discussion would not be permitted in reports of U.S. Companies filed with the SEC. Readers are referred to the Cautionary Note Regarding Resource Estimates above for further explanation.

The resources were estimated by interpreting drill intercepts in cross section, coding samples, capping assays, compositing to vein thicknesses, and estimating grades and thicknesses of each of the veins into three dimensional grade thickness models. Each of the three veins comprising the Minita resource, ten veins comprising the South Minita resource, and five veins comprising the Balsamo resource were estimated separately. The 4.0 g/t cut-off grade (wherein gold equivalents are based on a silver to gold ratio of 70:1 and greater than a grade-times-thickness of 4 (g AuEq/t x meters)) is predicated on estimated operating costs of $49.68 per tonne, estimated gold recovery of 90% and a gold price of $400 per ounce. These parameters stem from the Company’s 2005 El Dorado prefeasibility study, the results of which are based on various input estimates related to costs and commodity prices that were current at the time of its publication. Readers are cautioned that significant changes have occurred in a number of the inputs used in the January 2005 El Dorado prefeasibility study since its publication in January 2005. However, the Company and its consultants elected to maintain the 4.0 g/t gold equivalent cut-off grade for the 2008 El Dorado resource estimate in order to facilitate comparisons between the current resource estimate and the 2006 resource estimate. Additional information about the 2008 El Dorado resource estimate, the 2006 El Dorado resource estimate and the 2005 El Dorado pre-feasibility study is provided in the National Instrument 43-101 discussion in Section 20, and full technical reports related to these studies are publicly available on SEDAR (www.sedar.com).

                      Exploration Activities

Following completion of the Balsamo deposit delineation drilling the Company’s El Dorado drill program focus returned to the exploration for new gold zones within the central part of the project area, in the vicinity of the Minita, South Minita and Balsamo deposits that form the foundation of the project’s gold and silver resources. These three deposits occur in relatively close proximity within a series of north-south trending structures and the Company’s exploration for new gold zones in the central El Dorado project area is focusing on similar gold-bearing structures. During the course of its Balsamo deposit drilling, the Company identified two new gold-bearing veins to the east of the Balsamo structure known as Cerro Alto and La Luz, and during the latter half of fiscal 2008 focused its exploration on these structures as well as the strike extensions of the Balsamo vein.

While the Company continues to intersect many blind gold-bearing veins, no new deposits at El Dorado have conclusively been discovered since completion of the Balsamo deposit delineation drilling. A complete list of drill results from the El Dorado property is available on the Company’s website.

Subsequent to the end of fiscal 2008 the Company suspended drilling activity at the El Dorado project as part of an overall planned slow down in exploration activity in El Salvador that will continue until such time as the Government of El Salvador signals its willingness to proceed with development of El Dorado by granting the long sought-after mining permit.

                      Economic Studies

The 2005 El Dorado pre-feasibility study included an estimation of gold and silver reserves at the Minita deposit alone, and the economic analysis of a proposed mining operation based on these reserves. A full feasibility study, utilizing current industry standard input costs and commodity prices, was initiated in fiscal 2007 to investigate the economics of mining the El Dorado project at a higher annual throughput rate (by the inclusion of resources outlined in the South Minita deposit) than that considered in the January 2005 prefeasibility study. In late fiscal 2007 the Company elected to defer completion of the full feasibility study in order to include the resources being drilled at the newly discovered Balsamo deposit in addition to the Minita and South Minita resources.

Subsequent to the end of fiscal 2008, with the El Dorado resource estimate completed, work on the El Dorado project feasibility study was restarted. The El Dorado feasibility study is being led by SRK Consulting and will include an underground mine plan for the Minita, South Minita and Balsamo deposits, processing facility and tailings impoundment designs, and an economic analysis of the proposed combined operation. It is expected to be completed by December 2008.

                      Surface Rights Acquisitions

During fiscal 2007 the Company commenced the process of exercising its option to purchase one of the larger parcels of land over which it holds a purchase option agreement (negotiated during fiscal 2004), and advanced to the property owner $0.3 million of the $1.0 million total negotiated option payment. In June 2007, upon transfer of title in the parcel of land to the Company, the final $0.7 million was paid. See Note 8 to the Consolidated Financial Statements for additional information.

           3.1.3 El Salvadoran Mining Law

The National Assembly of El Salvador is currently contemplating reforms to the existing mining law that will strengthen regulation of the industry, requiring stricter environmental standards and mandating social investment in the mining communities. Pacific Rim’s proposed mine design for the El Dorado project is among the most advanced environmental designs in the industry and is believed to be in compliance with the new standards contemplated by the legal reform.

In November 2007 the proposed new mining law was submitted to a joint Environmental and Economic Commission of the El Salvadoran legislative assembly. In January 2008 a new commission was established for the sole purpose of evaluating the draft mining law. The new commission met regularly between January and April 2008 to review the law, hear submissions from interested stakeholders, and ultimately to provide a recommendation to the legislative assembly. To date, the new commission has not concluded its review nor recommended the mining law revisions for vote in the legislative assembly.

Advocates for the new mining law regard it as an important advancement making El Salvador an international model for environmentally and socially responsible mining and Pacific Rim supports this process.

           3.1.4 Permitting

The granting of an exploitation concession by the El Salvadoran Ministry of Economy (Division of Hydrocarbons and Mines) confers to the applicant the right to produce and sell valuable commodities recovered from the natural resources within the area of the concession. The granting of an exploitation concession (required to commence mining activities) requires an environmental permit based on an Environmental Impact Study (“EIS”) approved by the El Salvadoran Environmental and Natural Resources Ministry (“MARN”), in addition to the applicant satisfying a number of other conditions. The concession requires that the mine and associated facilities be built and operated in accordance with the conditions of the environmental permit and that development activities commence within 12 months of the date of the final concession agreement.

In September 2004, the Company submitted an EIS to MARN for a 750 tonne per day operation based on producing precious metals from the Minita deposit alone (the presentation of an EIS for expanded operations will be required if and when the Company determines that a larger operation is economically viable). In September 2005, the finalized EIS (incorporating comments from MARN) was resubmitted to MARN, which then granted technical approval of the EIS, and instructed the Company to submit the EIS for public comment, which was carried out in October 2005. In March 2006, the Company received from MARN a list of issues raised during the public comment period and was asked to amend the EIS to address these and a number of other issues. During fiscal 2007 the amended EIS, which included additional clarification on a number of items, was resubmitted to MARN. No further developments have since occurred.

The Company has experienced lengthy delays in the processing of its El Dorado exploitation concession application, which in part relies on regulatory approval of the El Dorado EIS. Nearly two-years have passed since the El Dorado EIS was submitted in its final form to MARN, during which time MARN has failed to take action on approval of the EIS. This in turn is preventing a resolution to the Company’s exploitation concession application.

Pacific Rim and its subsidiaries have met all of their responsibilities under the country’s existing mining law and are committed to the protection of their rights in El Salvador. The Company is continuing to seek an amicable resolution to the El Dorado permitting issue with the Government of El Salvador, however, should no workable solution develop in the near term, Pacific Rim and its subsidiaries will be forced to pursue legal recourse, including through The Central American Free Trade Agreement (“CAFTA”) and El Salvadoran law. The Company has retained the Washington, DC legal firm of Crowell & Moring to represent it should it choose to proceed in the future with CAFTA arbitration.

           3.1.5 Summary

The El Dorado gold project is the cornerstone of Pacific Rim’s strategy for growth and currently represents the Company’s sole material project. The project has current estimated resources of 1.4 million gold equivalent ounces in the Measured and Indicated categories combined plus a further 0.3 million gold equivalent ounces Inferred. Because the average grade of these resources (approximately 10.5 gold equivalent grams per tonne) is relatively high, the deposits are expected to be relatively low cost to produce from underground workings. Importantly, the El Dorado deposits are also environmentally clean and their production and processing is expected to have a negligible impact on the local environment. The El Dorado project has delivered many technical successes however, its path forward to development and operation has been hampered by excessively lengthy delays in the permitting process on the part of the El Salvador government.

Virtually all of the $11.4 million the Company spent on direct exploration costs during fiscal 2008 was expended on the El Dorado project, primarily on the Balsamo deposit delineation drilling and updated resource calculation, plus community relations initiatives. The Company will be reducing its expenditures at El Dorado in the coming fiscal year, until such time as the El Dorado exploitation concession is secured and development activities can commence. At a minimum, exploration activities required to keep the El Dorado property in good standing will be made during fiscal 2009.

           3.2 Santa Rita Gold Project, El Salvador

The Santa Rita project is a 48.6 square kilometre (4,860 hectare) exploration license in central El Salvador staked by Pacific Rim in July 2005 after its regional reconnaissance program in El Salvador resulted in the discovery of gold-bearing quartz-calcite boulders. The southeast corner of the Santa Rita exploration license is contiguous with the northwest corner of the Company’s El Dorado project, though the two projects host separate epithermal systems.

An epithermal quartz-calcite vein system was discovered by Pacific Rim at Santa Rita in fiscal 2006 through project-scale exploration and sampling of float, sub-crop and outcrop. Surface rock channel samples collected in fiscal 2006 by the Company from along the length of the 2+ kilometre long Trinidad vein returned anomalous gold, and two sections of the vein near its southern end returned gold grades of between 6.4 g/t gold and 118.3 g/t over vein widths of 1 to 2 meters. In late fiscal 2006 the Company received a permit from MARN to conduct a drill program on the Santa Rita gold project.

During fiscal 2008 the Company undertook a surface trenching and sampling program at the Santa Rita project which revealed the Trinidad vein to be significantly wider than previously understood, with high gold grades across its entire width in the southern portion of the vein. The average width of the vein in the 26 trenches reported on is 3.4 meters (ranging from 1.00 to 5.70 meters across) and gold grades ranged from less than 1 g/t to 38.19 g/t gold. In addition, the Company discovered two new veins on the Santa Rita property during fiscal 2008, significantly expanding the target size on the property. These new veins were investigated further with a very limited trenching program, the results of which are currently pending and will be released when received and compiled. A complete list of available Santa Rita trench results is available on the Company’s website and in news release #08-02.

Pacific Rim dug these trenches perpendicular to the Trinidad vein exposing its full surface width, over a strike length of approximately 750 meters at intervals of approximately 25 meters, and then mapped, chip sampled, and reclaimed the trenches. As with previous surface sampling along the southern portion of the Trinidad vein where the vein is traced up and over a hill, gold grades appear to be highest on the flanks of the hill and decrease toward the top of the hill. Pacific Rim believes that the top of the ‘productive interval’ at the Trinidad vein is at approximately 390 meters above sea level elevation. Typical of many similar epithermal systems, vein exposures mapped and sampled by the Company above the productive interval (i.e. above 390 meters elevation, at the top of the hill) have returned low gold grades and vein exposures below that elevation (i.e. within the productive interval, on the flanks of the hill) have returned bonanza gold grades.

Subsequent to the end of fiscal 2008, Pacific Rim undertook a 9-hole drill program that tested the Trinidad vein system over a strike length of approximately 500 meters. Results are currently pending and will be released when received and compiled.

Pacific Rim’s fiscal 2008 Santa Rita trenching program marked the Company’s resumption of exploration work at the project following its voluntary suspension of work there in December 2006, when Santa Rita became the target of intermittent anti-mining protests led by a small El Salvadoran Non-Governmental Organization (“NGO”) utilizing protestors imported from outside the Santa Rita area (readers are referred to news releases #06-24 and #06-25 and the Company’s 2007 Annual Report for additional background information). During the latter half of fiscal 2007 and the first half of fiscal 2008, the Company purchased the surface rights over the high grade section of the Trinidad vein, giving the Company unlimited access to the property, upgraded and constructed access roads, and continued its public service and charitable works in the Santa Rita area. By mid-fiscal 2008, the Company assessed little risk to a resumption of limited exploration work and commenced the trenching program described above.

Notwithstanding the excellent exploration potential demonstrated to date at the Santa Rita project, the Company intends to limit its fiscal 2009 Santa Rita exploration work to trenching and sampling until such time as the El Dorado exploitation concession is granted. Exploration expenditures will be restricted to amounts necessary to maintain the Santa Rita exploration licences in good standing.

3.3 Other Projects

           3.3.1 Zamora-Cerro Colorado Gold Project, El Salvador

During fiscal 2006 Pacific Rim signed an agreement to acquire a 100% interest in the Zamora gold project in El Salvador from a consortium of private companies, which was amended in fiscal 2007 to include additional exploration licences known as Cerro Colorado.

Upon TSX approval of the original agreement in fiscal 2006, Pacific Rim made a payment of 50,000 shares of the Company to the property vendor. The schedule of advanced royalty payments required to maintain the Company’s option to purchase the Zamora-Cerro Colorado property, as per the amended agreement is:

Upon TSX approval of the amended agreement:	100,000 shares plus 100,000 warrants of the Company (paid)
Yearly advanced royalty payments:	The greater of:
First anniversary	100,000 shares or $100,000 in shares of the Company (paid)
Second anniversary	140,000 shares or $140,000 in shares of the Company
Third anniversary	200,000 shares or $200,000 in shares of the Company
Fourth anniversary	300,000 shares or $300,000 in shares of the Company
Fifth and subsequent anniversaries	400,000 shares or $400,000 in shares of the Company

The above advanced royalty payment schedule applies to both the Zamora and Cerro Colorado exploration license options and supersedes the original agreement terms. The advanced royalty payments will continue until production is achieved or the exploration concessions expire. Title to 100% of the Cerro Colorado and Zamora exploration licenses will be transferred to Pacific Rim at such time as a positive production decision is made by the Company. Upon achievement of commercial production from the Cerro Colorado or Zamora claims, the sellers will receive a 3% net smelter royalty to a maximum of $10 million (inclusive of the dollar value of the advanced royalty payments made).

The Zamora and Cerro Colorado claims comprise a 125 square kilometre land package located 50 kilometers north of San Salvador, in El Salvador. The Company is in the process of staking additional ground between the Cerro Colorado and Zamora claims to cover what the Company believes is a large gold-bearing epithermal system situated on the same regional gold belt that hosts the Company’s El Dorado and Santa Rita gold systems in El Salvador and a number of million-plus ounce gold systems in Guatemala.

During fiscal 2008 the Company continued its regional geological mapping and prospecting work within the Zamora and Cerro Colorado exploration licence areas, concentrating on trenching across known gold-bearing veins. The epithermal vein system covered by these claims has been traced over a strike length of approximately 21 kilometres, with high grade gold identified locally on surface along its entire length.

During fiscal 2009 Pacific Rim will continue its surface mapping and sampling of the Zamora – Cerro Colorado epithermal system, incurring limited exploration costs sufficient to keep the exploration licences over this property in good standing while the Company awaits receipt of the El Dorado exploitation concession.

           3.3.2 Grassroots Projects

Pacific Rim has let the exploration claims lapse covering its Carrera, Colina and Rosalito project in Chile and Argentina, after initial exploration work on these projects during the past several years failed to identify strong evidence of potential ore deposits.

During fiscal 2008 APEX Silver Mines Ltd. notified Pacific Rim that it had elected not to proceed with the San Francisco project joint venture signed with the Company during fiscal 2007.

           3.4 Generative Program

Pacific Rim’s project generation initiatives focus on acquiring projects the Company believes have good exploration potential without incurring onerous costs. The Company focuses solely on low-sulfidation epithermal gold systems, which are environmentally-clean, high grade, and low cost.

In late fiscal 2008 the Company shifted the focus of its highly successful grassroots exploration initiatives out of El Salvador and into Costa Rica and Guatemala. These two jurisdictions offer outstanding gold potential and have established mining industries. Using its unique understanding of epithermal gold systems in the Central American Gold Belt, particularly within El Salvador, Pacific Rim has been very successful in locating new, high grade gold-bearing systems and is ideally equipped to apply this formula for discovery to neighbouring jurisdictions including Guatemala and Costa Rica.

The Company has filed for two large exploration concessions in the Las Juntas de Abongares and La Union mining districts in Costa Rica, which recently fully re-opened the doors to responsible gold mining. These projects host epithermal vein systems with significant historic gold production. Drill targets on these projects will be evaluated during fiscal 2009.

Pacific Rim is investigating potential project acquisitions in Guatemala, where the Company can apply its proprietary geologic understanding of the relationship between low-sulfidation type epithermal gold deposits and the volcanic history of Central America to a grassroots reconnaissance effort. Two gold mines (both epithermal vein systems similar to the Company’s El Dorado and Santa Rita systems in El Salvador) have gone into production in the past decade in Guatemala along the Central American Gold Belt that hosts Pacific Rim’s El Salvador gold deposits. Guatemala has outstanding gold potential and has seen little modern exploration investment. With its positive reputation and track record of community involvement and environmental sensitivity, the Company has been welcomed and encouraged by Guatemalan government officials to pursue its exploration goals within the country.

           3.5 Andacollo Mine

During fiscal 2006 Pacific Rim signed a final Share Purchase Agreement to sell to an arms-length private corporation 100% of the shares in the Company’s subsidiaries that owned the Andacollo gold mine located in central Chile, for total consideration of $5.4 million. Upon execution of the final Share Purchase Agreement, Pacific Rim received a $2.1 million payment from the purchaser. Payments related to due diligence period extensions totalling $0.9 million were made prior to closing of the Share Purchase Agreement. During fiscal 2007 a scheduled instalment of $1.0 million was received and during fiscal 2008 the final instalment of $1.4 million was made on schedule. The Andacollo Share Purchase Agreement relieves Pacific Rim of any further reclamation or environmental responsibilities at Andacollo. The Andacollo mine, which was shut down in December 2000 by Pacific Rim’s predecessor company, was a non-core asset that warranted monetization.

4. Review of Mining Operations

Pacific Rim is 49% joint venture owner of the Denton-Rawhide gold mine, located near Fallon, Nevada. Kennecott Rawhide Mining Company (“Kennecott”), a subsidiary of Rio Tinto Plc, is 51% joint venture owner and operator of the mine. Denton-Rawhide is a residual heap leach operation that ceased active mining in October 2002. Crushing and stacking of a low-grade ore stockpile continued until May 2003 at which time the operation commenced the residual leach and reclamation phase.

4.1 Gold and Silver Production

Production Highlights

	Year ended April 30, 2008	Year ended April 30, 2007	Year ended April 30, 2006
Ounces gold produced*	8,339	11,768	15,117
Ounces silver produced*	62,763	108,246	135,085
Total cash production cost per ounce	$561	$378	$223
Average realized gold price	$750	$644	$497
Average actual gold price	$785	$634	$492
*Pacific Rim’s 49% share of Denton-Rawhide production

Pacific Rim’s share of production from the Denton-Rawhide operation during fiscal 2008 was 8,339 ounces of gold and 62,763 ounces of silver at a total cash production cost of $561per ounce of gold produced (calculated as per industry standards and net of silver credits). During fiscal 2007 and fiscal 2006, Pacific Rim’s share of production was 11,768 ounces of gold and 108,246 ounces of silver at total cash production costs of $378 per ounce, and 15,117 ounces of gold and 135,085 ounces of silver at total cash production costs of $223 per ounce, respectively. Cash production costs for fiscal 2008 were $183 per ounce greater than in fiscal 2007 and $338 per ounce greater than in fiscal 2006. The increase in fiscal 2008 production costs relative to the previous two fiscal years is primarily due to decreasing production since the cessation of active mining at the operation, which provides fewer ounces over which to spread the operating costs.

The London Gold Fix gold price rose steadily from May 1, 2007 (the start of the Company’s 2008 fiscal year) to an all-time high of $1023.50 per ounce on March 17, 2008 before dropping back to $871 per ounce on April 30, 2008 (the end of the Company’s 2008 fiscal year) and has since held in the high $800 to mid-$900 per ounce range.

Fiscal 2008 gold production from Denton-Rawhide was approximately 29% lower than in fiscal 2007 and 45% lower than in fiscal 2006. This decline in production represents the natural slowdown in recovery that occurs in the residual leach phase of a heap leach operation that was further impacted during fiscal 2008 by the removal of the Merrill-Crowe circuit. In lieu of the Merrill-Crowe, expansion of the carbon circuit commenced during fiscal 2008 and remains in process. Replacing the Merrill-Crowe with an expanded carbon circuit is expected to cut processing costs by reducing the cost of consumables. Silver production will decline under this processing plan, however, the cost savings are expected to exceed the value of silver no longer recovered.

A variety of techniques are being employed at the Denton-Rawhide mine to maximize gold production as the operation continues through the residual leach phase, including re-contouring and re-distributing the heap leach pile and emplacing perforated pipes into the heap leach pile to provide deeper access for the leaching fluids. These efforts may result in short term increases in gold production at Denton-Rawhide but are not expected to materially offset the slowdown in production which is typical of residual leach operations. Gold production from Denton-Rawhide is anticipated to continue at declining rates through the coming fiscal year. For the purposes of internal budgeting, the Company’s projections for Denton-Rawhide production look forward no more than 6 months at a time.

4.2 Forward Sales

In order to lock in a certain amount of revenue that Pacific Rim requires to fund its ongoing exploration activities, the Company has instituted a short-term forward sales program, where, from time to time, it will sell forward up to 50% of its estimated gold production from Denton-Rawhide in monthly contracts for future periods of up to six months. At May 1, 2007, Pacific Rim had 1,000 ounces of gold sold forward at an average price of $688, and a further 1,500 ounces of gold were sold forward and delivered during fiscal 2008 at an average price of $774 per ounce. At April 30, 2008, the Company had no forward sales contracts in place and no new contracts have been established. Pacific Rim’s forward selling program is purely a cash management strategy and does not represent a corporate commentary on the outlook for gold.

4.3 Denton-Rawhide Property Purchase and Sale Agreement

On October 28, 2004, Pacific Rim and Kennecott, Denton-Rawhide joint venture partners (“Rawhide Joint Venture”), signed a Property Purchase and Sale Agreement (the “Agreement”) with Nevada Resource Recovery Group LLC (“NRRG”) of Reno, NV concerning the lands occupying the Denton-Rawhide open pits, which are no longer in operation. NRRG intends to operate an approved landfill business utilizing the open pits as a site for the disposal of non-hazardous municipal waste. In return, NRRG will pay tipping fees to the Rawhide Joint Venture over the life of the landfill operation, which Pacific Rim estimates will amount to US $103 million in cash to the Company’s credit over the multi-decade life of the proposed operation, as well as a $1.5 million up-front payment to the Rawhide Joint Venture ($0.5 million upon signing of the Agreement – paid in trust, and $1.0 million upon closing). The Agreement includes a provision whereby NRRG can buyout future tipping fees according to a net present value formula that is currently estimated at approximately US $29 million to the Company.

In November 2007 the Rawhide Joint Venture and NRRG signed an amendment to the “Agreement extending the closing date of the sale to on or before October 31, 2008. All other material details of the Agreement remain the same.

Closing of the Agreement is subject to three key provisions including the successful purchase by the Rawhide Joint Venture of a number of small parcels of federal land contained within the Denton-Rawhide open pits, the subject of the Agreement. The purchase of these land parcels from the Bureau of Land Management (“BLM”) has proven to be a lengthier process than originally estimated. Nonetheless much headway has been made and the Rawhide Joint Venture’s purchase of the BLM land slivers, currently in the final stages, is expected to be completed in the first half of fiscal 2009. The remaining two provisions of the Agreement include NRRG’s obligation to obtain municipal waste contracts and approval from the State of Nevada for use of the site as a municipal landfill, both of which have been completed in draft or provisional form awaiting the closing of the Agreement.

Redeveloping the Denton-Rawhide mine as a municipal solid waste landfill is expected to provide a number of jobs, local and state tax revenues and a local community host fee over the multi-decade term of the agreement. The executed agreement provides the Rawhide Joint Venture the right to continue to produce gold through residual leaching of the heap leach pads at Denton-Rawhide, and restart mining activities, if warranted, on land adjacent to the land conveyed to NRRG. The Rawhide Joint Venture will retain certain obligations related to mining on the property conveyed to NRRG, whilst NRRG will accept all obligations and liabilities related to the future impact of the landfill.

5. Results of Operations

For the fiscal year ended April 30, 2008, Pacific Rim recorded a loss of $(12.7) million or $(0.11) per share, compared to a loss of $(9.4) million or $(0.09) per share for the fiscal year ended April 30, 2007 and $(0.6) million or $(0.01) per share for the fiscal year ended April 30, 2006. The $3.3 million increase in net loss for fiscal 2008 compared to fiscal 2007 is primarily related to decreased revenues, increased mine operating costs, increased exploration expenditures, increased general and administrative costs and increased future income tax expense period over period. The substantial increase in net loss for fiscal 2007 compared to fiscal 2006 (a difference in net loss of $8.8 million) is a result of markedly increased exploration and general and administrative costs combined with lower recoveries from the Company’s investment in the Andacollo mine.

5.1 Revenue

Revenue, consisting entirely of the sale of gold and silver bullion from the Denton-Rawhide mine, was $7.7 million in fiscal 2008, compared to $8.3 million in fiscal 2007 and $8.0 million in fiscal 2006. Revenue for fiscal 2008 was slightly lower than the 2007 and 2006 fiscal periods, in spite of significant improvements in the average realized gold price ($750 per ounce for fiscal 2008 compared to $644 per ounce for fiscal 2007 and $497 per ounce for fiscal 2006), due to declining gold production from the Denton-Rawhide mine (8,339 ounces of gold for fiscal 2008 compared to 11,768 ounces for fiscal 2007 and 15,117 ounces for fiscal 2006).

Cost of sales was $6.1 million in fiscal 2008 compared to $5.6 million in fiscal 2007 and $4.5 million in fiscal 2006. The consecutive annual increases between fiscal 2006 and fiscal 2008 are due to rising operating costs at the Denton-Rawhide mine ($5.6 million fiscal 2008 compared to $5.4 million in fiscal 2007 and $4.4 million for fiscal 2006) combined with increasing depreciation, depletion and amortization costs between fiscal 2006 (negligible), fiscal 2007 ($0.1 million) and fiscal 2008 ($0.5 million). The rising operating costs over the past 3 fiscal years reflect an increase in estimated closure costs between fiscal 2007 and fiscal 2008 and an increase in processing and administration expenses between fiscal 2006 and fiscal 2007.

As a result of the decrease in revenues over the past 3 fiscal periods and increases in mine operating costs and depreciation, depletion and amortization costs, mine operating income decreased from $3.5 million in fiscal 2006 to $2.8 million in fiscal 2007 and $1.6 million in fiscal 2008.

5.2 Expenses

Net non-operating expenses increased during fiscal 2008 to $14.6 million from $13.1 million for fiscal 2007 and $7.4 million for fiscal 2006.

Exploration expenditures increased substantially between fiscal 2006 ($6.3 million) and fiscal 2007 ($10.7 million) with a more moderate increase of $1.1 million between fiscal 2007 and fiscal 2008 ($11.8 million). The increase between fiscal 2007 and fiscal 2008 is primarily due to expenditures on the updated El Dorado resource calculation and increased expenditures related to community initiatives and public relations in El Salvador. During most of fiscal 2007, the Company was utilizing 4 drill rigs at El Dorado rather than the 2 rigs it used during fiscal 2006, which, along with increased expenditures on social and environmental initiatives, accounts for the substantial increase in exploration expenditures between those two periods.

Like exploration expenditures, general and administrative expenses increased between fiscal 2006 ($1.7 million), fiscal 2007 ($3.0 million) and fiscal 2008 (3.7 million). The rise in general and administrative expenses is primarily due to the overall higher level of business activity and higher regulatory and legal costs of complying with recently introduced United States and Canadian reporting and regulatory requirements.

The Company realized interest income of $0.4 million in fiscal 2008, compared to $0.6 million in fiscal 2007 and $0.3 million in fiscal 2006. Interest income was earned on cash and short term investments held in each fiscal year. The increase in interest income in fiscal 2008 and 2007 compared to fiscal 2006 reflects higher cash and short term investment balances as a result of equity financings the Company conducted in late fiscal 2006 and late fiscal 2008.

The Company booked an unrealized foreign exchange gain of $0.4 million during fiscal 2008 (compared to an unrealized foreign exchange loss of $0.09 million during fiscal 2007 and an unrealized foreign exchange gain of $0.3 million during fiscal 2006) primarily reflecting the impact of the US-Canadian dollar exchange rate on the Company’s Canadian dollar-denominated investments on hand.

The Company recognized a future income tax expense of $1.0 million in fiscal 2008 relating to its investment in El Salvador for which there was no comparable amount in fiscal 2007 and 2006.

5.3 Unusual Items

During fiscal 2008 the Company recovered $1.4 million on its investment in the Andacollo Mine, compared to a recovery of $1.0 million in fiscal 2007 and $3.3 million in fiscal 2006. The recovery of this investment relates to staged payments on the sale of the Andacollo Mine during fiscal 2008, fiscal 2007 and fiscal 2006 (see Section 3.5) .

5.4 Summary

As a result of the decrease in revenue and increase in expenses, the Company realized an after-tax loss for fiscal 2008 of $(12.7) million or $(0.11) per share, compared to losses of $(9.4) million ($(0.09) per share) and $(0.6) million ($(0.01) per share) for fiscal 2007 and fiscal 2006 respectively.

6. Summary of Quarterly Results and Fourth Quarter Review

6.1 Summary of Quarterly Results

Summary of Quarterly Results (unaudited)(all amounts in thousands of US dollars, except per share amounts)

	Q4 2008	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007
Revenue	$1,493	$2,095	$2,753	$1,339	$3,088	$1,044	$2,595	$1,610
Cost of Sales	$1,876	$1,807	$2,177	$224	$2,340	$544	$1,728	$970
Net non-Operating Expenses	$4,632	$3,991	$3,449	$2,574	$3,880	$3,384	$3,209	$2,686
Net loss	$(6,033)	$(3,703)	$(1,539)	$(1,459)	$(3,042)	$(2,974)	$(1,355)	$(2,046)
Net loss per share -basic and diluted	$(0.06)	$(0.03)	$(0.01)	$(0.01)	$(0.03)	$(0.03)	$(0.01)	$(0.02)

Though the Company’s revenues are not materially cyclical, both revenues and mine operating costs vary quarter to quarter depending on gold production levels, gold sales during the quarter and the price of gold realized. In general, gold production at the Company’s Denton-Rawhide operation is declining as is typical and expected in the residual leaching phase of a heap leach operation.

As the Company makes minimal use of gold forward sales, the price of gold realized is closely linked with spot gold prices which have generally increased over the past eight quarters. From quarter to quarter, the number of ounces of gold sold may differ from the number of gold ounces produced, the difference being reflected in variations in bullion inventory on the Company’s balance sheet. During quarters when the number of gold ounces sold is substantially less than the number of gold ounces produced (for example, during Q4 2008, Q1 2008 and Q3 2007), bullion inventory tends to increase and revenues tend to be lower (unless increases in the price of gold realized offset the difference) and mine operating costs, which are booked to reflect the costs related to gold ounces sold rather than produced, tend to decrease. When the ‘excess’ bullion inventory is subsequently sold, the reverse effect is seen (for example, during Q3 2008, Q2 2008 and Q4 2007).

Expenses have generally risen over the past eight quarters as the Company has increased its expenditures on El Salvador-based social and environmental programs, on top of its El Dorado drill program. In addition to exploration expenses, general and administrative expenses have generally risen over the past eight quarters in relation to increased regulatory requirements and associated legal and accounting costs, and increases in staff.

Net income (loss) varies quarter to quarter depending primarily on revenues and mine operating expenses as discussed above. Aside from production rates, gold sales, gold price, and exploration and general and administrative expenses, variability in net loss on a quarterly basis is largely a function of unusual events and expenses within the quarter.

6.2 Fourth Quarter Fiscal 2008

Though gold production from the Denton-Rawhide operation is declining relatively steadily on a quarterly basis, quarterly revenues increase or decrease in part due to the volume of gold ounces sold within the quarter. As explained above, if less gold is sold than produced, as in Q4 2008, the result is that revenues tend to decrease and inventories increase. In future quarters, the inventories are sold and the impact is reversed.

During periods where gold sales were lower than gold production, such as Q4 2008, cost of sales tend to decrease since these costs are booked to reflect the costs related to gold ounces sold rather than gold ounces produced. However, during Q4 2008, the cost of sales was comparable to previous periods where gold sales were higher (such as Q3 2008 and Q2 2008). In this case, the Q4 2008 cost of sales was affected by upward adjustments to future estimated closing costs that were recognized in the quarter.

Net non-operating expenses were relatively high during Q4 2008 reflecting increased general and administrative and exploration expenses (including costs related to the 2008 El Dorado resource estimate and community and public relations initiatives in El Salvador).

As a result of the relatively low revenues booked during Q4 2008 and the relatively high cost of sales, non-operating expenses and income tax expense, the Company’s Q4 2008 loss of $(6.0) million or $(0.06) per share was higher than previous quarters.

7. Liquidity

During fiscal 2008 Pacific Rim’s cash and cash equivalents decreased by $0.6 million from $2.5 million at April 30, 2007 to $1.9 million at April 30, 2008. At Y/E2008, short term investments (consisting of short term, redeemable guaranteed investment certificates and bankers acceptances) were $4.2 million compared to $7.9 million at Y/E2007. Inventory, consisting of production inventory in process at the Denton-Rawhide mine and bullion inventory not yet sold, was $1.3 million at Y/E2008 and $1.1 million at Y/E2007. The total of cash and cash equivalents, short term investments and bullion inventory (which in the Company’s opinion are collectively equivalent to cash, being available to cover short-term cash requirements) was $7.2 million at April 30, 2008 compared to $11.2 million at April 30, 2007, a decrease of $4.0 million. This decrease is primarily attributable to increased exploration expenditures at the Company’s El Dorado project and increased general and administrative expenses during fiscal 2008 compared to the previous fiscal year combined with decreased revenues from the Denton-Rawhide operation.

During fiscal 2008 the Company received cash flow from the following sources: $1.6 million from Denton-Rawhide operations, $1.4 million in proceeds related to the sale of Andacollo, $7.0 million from shares issued for cash (including net proceeds for shares issued in a private placement equity financing and shares issued upon the exercise of stock options and warrants – see Section 7.3 below), $0.4 million in interest income and $4.7 million in net redemptions of short term investments. Outlays of cash during the year included: $11.7 million in direct exploration expenditures, $2.6 million in direct general and administrative expenses and $1.4 million in the purchase of property, plant and equipment. The net of these cash inflows and outlays was a decrease in cash and cash equivalents of $0.6 million during fiscal 2008.

7.1 Cash Flow Used For Operating Activities

The Company’s loss before discontinued operations was $(14.1) million in fiscal 2008 compared to $(10.4 million) and $(4.0) million in each of the previous two fiscal years respectively. These losses were offset by a number of non-cash operating and working capital items including: future income tax of $1.0 million for fiscal 2008 (compared to nil for fiscal 2007 and 2006); depletion, depreciation and amortization of $0.6 million for fiscal 2008 (compared to $0.2 million for fiscal 2007 and $0.1 million for fiscal 2006); $0.1 million in severance and pension costs during fiscal 2008 ($nil in each of the previous two fiscal years); stock-based compensation of $1.0 million in each of fiscal 2008 and fiscal 2007 compared to $0.2 million in fiscal 2006; and a change in accounts payable and accrued liabilities of $0.3 million for fiscal 2008 compared to $1.4 million for fiscal 2007 and $(0.3) million for fiscal 2006. As a result, cash flow used for operating activities was $(11.3) million in fiscal 2008 compared to $(8.2) million in fiscal 2007 and $(4.4) million in fiscal 2006.

7.2 Cash Flow Provided by (Used For) Investing Activities

During fiscal 2008 and fiscal 2007 net redemptions from the Company’s temporary investments totaled $3.8 million and $6.7 million respectively while in fiscal 2006, $14.3 million (net) from the Company’s 2006 equity financing was deposited to temporary investments. In each of fiscal 2008, fiscal 2007 and fiscal 2006 the Company made purchases of property plant and equipment ($1.4 million, $0.8 million and $0.05 million respectively), and received proceeds from discontinued operations (related to the sale of the Andacollo mine) totaling $1.4 million, $1.0 million and $3.3 million respectively. As a result, cash flow provided by (used for) investing activities was $3.8 million during fiscal 2008 and $6.9 million during fiscal 2007 compared to $(11.0) million during fiscal 2006.

7.3 Cash Flow Provided by Financing Activities

During fiscal 2008, cash flow provided by financing activities totalled $6.9 million, compared to $2.1 million in fiscal 2007 and $16.7 million in fiscal 2006. The fiscal 2007 financing cash flow is primarily related to the exercise of employee stock options (2,644,000 shares at an average price of CDN $0.50 per share), and the exercise of warrants issued to underwriters of an equity financing undertaken by the Company in March 2006 (1,195,000 shares at an average price of CDN $0.84 per share), while the fiscal 2008 and fiscal 2006 financing cash flows are primarily related to the issuance of common shares of the Company under the February 2008 and March 2006 equity financings (see below), as well as the exercise of employee stock options (282,500 shares at an average price of CDN $1.30 per share during fiscal 2008 and 783,766 shares at an average price of CDN $0.55 per share during fiscal 2006).

During fiscal 2008, the Company announced and closed a private placement financing through which a total of CDN $7,046,550 was raised through the issuance of 6,711,000 units (“Units”). The private placement was conducted on a best-efforts/commercially reasonable basis. Each Unit consists of one common share in the Company and one non-transferable share purchase warrant (“Warrant”) that entitles the holder to acquire one additional common share of the Company at a price of CDN $1.35 for a period of 18 months following the closing of the financing, which occurred on February 29, 2008. Pacific Rim reserves the right to accelerate the exercise period of the Warrant should its common stock trade above CDN $2.00 for 20 consecutive trading days. The Units were subject to a four-month trading restriction that began on the day of issuance and expired on June 30, 2008. A finders fee of 7% commission and 7% agent warrants was paid to certain placees of the financing.

The fiscal 2006 financing was undertaken through a syndicate of underwriters led by BMO Nesbitt Burns Inc. and including Canaccord Capital Corporation, Haywood Securities Inc. and Salman Partners Inc. (collectively, the "Underwriters") under which the Underwriters agreed to buy and sell to the public an aggregate of 23,900,000 common shares of Pacific Rim at a price of CDN $0.84 per common share (representing total gross proceeds of CDN$20,076,000) which includes the exercise by the Underwriters of the over-allotment option in the aggregate amount of 6,000,000 common shares. In consideration for their services, the Underwriters received a 6% cash commission and broker warrants entitling the Underwriters to purchase up to 1,195,000 common shares of the Company at a price of CDN $0.84 per common share on or before March 1, 2007.

7.4 Contractual Obligations

The Company is committed to payments under operating leases for office premises, office equipment, and vehicles and for its portion of Denton-Rawhide mine closure costs as set out in Notes 10, 11 and 15 to the 2008 consolidated financial statements. The following table lists as of April 30, 2008, information with respect to the Company’s known contractual obligations.

Contractual Obligations (in thousands of US dollars)

	Payments due by period
	Total	< 1 year	1- 3 years	4 – 5 years	> 5 years
Debt Obligations	-	-	-	-	-
Operating Lease Obligations	$281	$95	$154	$32	-
Accounts Payable and Accrued Liabilities	$2,552	$2,552	-	-	-
Asset Retirement Obligation	$2,075	$59	$2,016	-	-
Severance Obligations	$502	$78	$346	$79
Pension Obligations	$203	$131	$23	$8	$41
Total	$5,613	$2,915	$2,539	$119	$41

8. Capital Resources and Financial Condition

At April 30, 2008, the book value of Pacific Rim’s current assets stood at $7.7 million, compared to $11.8 million at April 30, 2007, a reduction of $4.1 million. The decrease in current assets is primarily a result of redemptions of short term investments (into cash) and subsequent cash expenditures as outlined in Section 6 above. Property, plant and equipment increased marginally from $6.3 million at April 30, 2007 to $6.8 million at April 30, 2008 as a result of capital expansion projects at the Denton-Rawhide mine. Closure Fund balances increased from $3.4 million at Y/E2007 to $3.8 million at Y/E2008 reflecting interest earned on the balances held, and the impact of restating the balance effective May 1, 2007 to fair value instead of cost as required by the new accounting standard (see Section 11.2) . The Company’s total assets at Y/E2008 were $18.3 million compared to $21.5 million at Y/E2007.

At Y/E2008, Pacific Rim had current liabilities of $2.9 million compared to $2.5 million at Y/E2007. The $0.4 million year over year increase in current liabilities is primarily due to a $0.3 million increase in accounts payable, reflecting invoices received but not paid at April 30, 2008 ($2.3 million at Y/E2007 compared to $2.6 million at Y/E2008). At April 30, 2008, the Company had a future income tax liability of $1.0 million (compared to nil at April 30, 2007 and 2006) relating to its investment in El Salvador. The Company’s long-term portion of accrued mine closure costs and related severance costs decreased from $2.2 million ($1.9 million and $0.3 million for closure costs and severance respectively) at April 30, 2007 to $2.1 million ($1.7 million and $0.4 million respectively) at April 30, 2008, primarily due to the timing of those expenditures, as $0.3 million of the closure cost obligation is scheduled to occur in the next year and therefore has been classified as a current liability, compared to $0.1 million classified as a current liability at April 30, 2007. Currently, Pacific Rim has no short- or long-term debt.

The $4.1 million decrease in current assets combined with the $0.4 million increase in current liabilities, resulted in a $4.6 million reduction in working capital from $9.3 million at the end of fiscal 2007 to $4.7 million at the end of fiscal 2008.

The Company will substantially reduce its El Salvador exploration programs in fiscal 2009, until such time as the El Dorado exploitation concession permit is received. The Company’s exploration plans for fiscal 2009 are:

  to complete work on the El Dorado project feasibility study, which will consider an expanded operation with greater annual throughput than that envisioned in the January 2005 pre-feasibility study. The El Dorado feasibility study, expected to be completed by December 2008, was restarted subsequent to the end of fiscal 2008 after being halted in March 2007 in order to quantify the Balsamo deposit resources and include them in the study.
  to conduct a mapping and surface sampling program on the Company’s two Costa Rican properties and to launch a grassroots reconnaissance program in Guatemala to continue to advance the El Dorado, Santa Rita and Zamora-Cerro Colorado projects by mapping, surface sampling and trenching, maintaining the licences in good standing.

The Company anticipates that its fiscal 2009 exploration plans as outlined above will cost approximately $1.0 million and that general and administrative costs will decrease over fiscal 2008 expenditures due to anticipated staffing reductions. If regulatory and political conditions warrant, and adequate financing is available, the Company will resume aggressive exploration of its El Dorado, Santa Rita and Zamora-Cerro Colorado projects in El Salvador, which will result in increased exploration and general and administrative expenditures over those currently anticipated for fiscal 2009. In order to undertake an expanded exploration program the Company may require additional financing during fiscal 2009. Pacific Rim forecasts production levels, revenue and cash flow from the Denton-Rawhide gold mine roughly 6 months in advance due to the variability in recoveries that are inherent in a residual heap leach operation, and the volatility in gold price. Though the Denton-Rawhide operation is expected to contribute funds over the coming fiscal year that will be used for exploration or general and administrative expenses, the operation’s contributions to the Company’s cash available for exploration is decreasing annually and in fiscal 2009 it is not expected to contribute significant amounts to the Company’s available working capital. The Company anticipates cash flow from tipping fees related to the sale of the Denton-Rawhide open pits (see Section 4.3), if as and when the Denton-Rawhide Property Purchase and Sale Agreement closes as expected in October 2008. Substantial additional financing will be required if the Company is able to commence development activities (construction of an access / haulage ramp) at El Dorado during the coming fiscal year.

Pacific Rim, received $1.4 million during fiscal 2008 (compared to $1.0 million in fiscal 2007) in recovery of investment in the Andacollo mine related to its sale of its Cayman and Chilean subsidiaries that owned the Andacollo mine. All payments related to this sale have been received.

9. Proposed Transactions

Pacific Rim is continually reviewing project acquisitions and other opportunities that could enhance shareholder value.

The Property Purchase and Sale Agreement signed between the Rawhide Joint Venture (of which the Company is a 49% participant) and NRRG concerning the lands occupying the Denton-Rawhide open pits has not yet closed. The anticipated closing date of the amended Agreement is October 31, 2008. Readers are referred to Section 4.3 for additional information.

There are currently no other transactions in process or under contemplation by management or the board of directors that would affect the financial condition, results of operations or cash flows of the Company.

10. Related Party Transactions

The spouse of a director received a finder’s fee comprised of cash commission of $0.14 million and 152,600 agent warrants in connection with the February 2008 private placement discussed in Section 7.3 above and in Note 12 to the consolidated financial statements.

11. Accounting Estimates and Policies

11.1 Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the carrying value of mineral properties and property, plant and equipment, gold in process inventories, closure costs and stock based compensation. Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, and changes in government policy.

The carrying value of the El Dorado property reflects its acquisition cost, which was based on an estimate of the property’s mineral resource at the time of the acquisition. This resource estimate was filed as a National Instrument 43-101 compliant technical report in February 2002. It has been superseded by the Company’s October 2003 resource estimate, 2005 pre-feasibility study, June 2006 resource estimate and January 2008 resource estimate (see Section 3).

The Company re-evaluates the carrying values of property, plant and equipment when events or changes in circumstance indicate that carrying values may not be recoverable. If it is determined that the estimated net recoverable amount based on non-discounted cash flows is less than the carrying value, a write-down to the estimated fair value is made by a charge to earnings.

The current inventories recorded in Pacific Rim’s consolidated financial statements includes the Company’s portion of gold in process inventories at the Denton-Rawhide gold mine. The cost of the gold in process inventory was estimated by Kennecott, operator of the Denton-Rawhide mine. The gold in process inventory cost estimate is based on the cost of gold in the process of being recovered.

Pacific Rim, in partnership with Kennecott as joint venture partners at the Denton-Rawhide operation, has the responsibility to conduct closure measures upon completion of activities at the mine. Kennecott has estimated closure costs of $4.3 million ($2.1 million attributable to the Company) for the Denton-Rawhide gold mine based on standard reclamation procedures employed at comparable sites and under comparable conditions. The estimated cost of completing closure activities at Denton-Rawhide is uncertain and may be impacted in the future by unforeseen technical issues and/or potential changes in environmental laws. Closure costs are addressed further in Section 13.1 below and in Note 10 to the consolidated financial statements.

The Company makes significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees and the value attributed to various warrants and broker warrants issued on financings, which have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s balance sheet. Using the Black-Scholes Option Pricing Model, management has made estimates of the life of stock options and warrants, the expected volatility and the expected dividend yields that could materially affect the fair market value of these securities. The estimates were chosen after reviewing the historical life of the Company’s options and analyzing share price history to determine volatility.

Readers are referred to Notes 2 and 3 to the consolidated financial statements for additional information about Accounting Estimates and Policies.

11.2 Changes in Accounting Policies

On May 1, 2007, the Company adopted new accounting standards issued by the Canadian Institute of Chartered Accountants. These changes were adopted on a retroactive basis with no restatement of prior year financial statements. The new accounting standards are as follows:

In accordance with the new CICA handbook sections 3855, “Financial Instruments – Recognition and Measurement” and 3861, “Financial Instruments – Disclosure and Presentation”, all financial instruments are classified as held-to-maturity, available-for-sale, held-for-trading or loans and receivables. Financial assets classified as held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading are measured at cost. Financial instruments classified as available-for-sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Financial instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized in income.

Upon adoption of these new standards, the Company designated its cash and cash equivalents, short-term investments and closure fund as available for sale, which are measured at fair value. Receivables, deposits and prepaids and accounts payable were classified as loans and receivables and approximate their fair value due to their short term to maturity.

As a consequence of adopting the Financial Instruments standard at May 1, 2007, the closure fund balance increased by $0.08 million, reflecting the adjustment for unrealized gains to state the balances at fair value.

In accordance with the new CICA handbook section 1530, “Comprehensive Income”, a consolidated statement of comprehensive income/loss is now included in the Company’s consolidated financial statements and accumulated comprehensive income has been added to the shareholders’ equity section of the consolidated balance sheets. Accumulated comprehensive income/loss includes unrealized gains and losses on the financial assets classified as available-for-sale.

The new CICA handbook section 3865, “Hedges”, specifies the criteria under which hedge accounting can be applied, how the hedge accounting should be applied and the related required disclosures. The Company does not apply hedge accounting and therefore the adoption of this standard has no impact.

11.3 New Accounting Standards

A synopsis of new accounting standards is provided below. Readers are referred to Note 4 to the consolidated financial statements.

           11.3.1 International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended April 30, 2010. The impact of the transition to IFRS on the Company’s consolidated financial statements is not yet determinable.

           11.3.2 Financial Instruments Disclosure

In February 2007, the CICA issued handbook section 3862, “Financial Instruments – Disclosure” and section 3863, “Financial Instruments – Presentation”, to replace existing section 3861, “Financial Instruments – Disclosure and Presentation”. The purpose of the new financial statement disclosure requirements of section 3862 is to enable users to evaluate the significance of financial instruments on the Company’s financial position and performance, the nature and extent of risks arising from financial instruments the Company is exposed to during the reporting period and as at the balance sheet date, and how the Company is managing those risks. Section 3863 carries forward, unchanged the presentation requirements of existing section 3861 to enhance the user’s understanding of the significance of financial instruments to the Company’s financial position, performance and cash flows. The standards are effective for fiscal years beginning on or after October 1, 2007.

           11.3.3 Capital Disclosures

In December 2006, the CICA released Handbook section 1535, “Capital Disclosures”. The purpose of the new requirements of section 1535 is to enable users to evaluate the Company’s objectives, policies and processes for managing capital. This standard is effective for fiscal years beginning on or after October 1, 2007.

           11.3.4 Inventories

In June 2007, the CICA released Handbook section 3031, “Inventories”, which replaces section 3030, “Inventories”. The new section establishes standards for the measurement and disclosure of inventories, including the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. This standard is effective for fiscal years beginning on or after January 1, 2008. The Company does not expect that the adoption of this standard will have a material impact on its consolidated financial statements.

           11.3.5 General Standards on Financial Statement Presentation

In June 2007, the CICA amended Handbook section 1400, “General Standards on Financial Statement Presentation”, which included changes to the requirements to assess and disclose a company’s ability to continue as a going concern. The new amended standard is effective for fiscal years beginning on or after January 1, 2008.

12. Financial Instruments

12.1 Gold Forward Sales

The Company periodically enters into derivative instruments to mitigate exposures to fluctuations in gold commodity prices. At April 30, 2008 the Company had no gold forward contracts outstanding. At April 30, 2007, the Company had 1,000 ounces sold forward at various dates from May 2007 to June 2007 at an average price of $688 per ounce. The estimated fair value of gold forward sales contracts at the April 30, 2007 spot prices was $0.01 million.

12.2 Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, short term investments, closure fund balances and receivables, deposits and prepaids. The Company deposits cash and cash equivalents, short term investments and closure fund balances with international financial institutions.

12.3 Interest Rate Risk

The Company does not have any significant interest rate risk as all short term investments and closure fund investments are held in instruments with guaranteed interest rates.

12.4 Fair Values

As at April 30, 2008, the Company’s carrying values of receivables, deposits and accounts payable approximate fair values due to their short terms to maturity.

13. Environmental Matters

13.1 U.S. Operations

The Company is subject to federal, state and local environmental laws and regulations with respect to its participation in the Denton-Rawhide residual leach gold operation. The Rawhide Joint Venture has put in place ongoing pollution control and monitoring programs at Denton-Rawhide. A reclamation and closure plan for Denton-Rawhide has been submitted to the Bureau of Land Management and the Nevada Department of Environmental Protection and is currently awaiting approval. Kennecott, on behalf of the Rawhide Joint Venture, has posted surety bonds as required for compliance with state and local closure, reclamation and environmental obligations. The Company has contributed its share of the estimated closure costs for Denton-Rawhide into a Reclamation Trust and has recorded current and long term liabilities totalling $1.9 million for its reclamation obligation with respect to the Denton-Rawhide operation. Estimated future reclamation and property closure costs for Denton-Rawhide are based on current legal and regulatory requirements. Actual costs incurred for reclamation activities in future periods could differ from the amounts estimated. Additionally, future changes to environmental laws and regulations could affect the extent of reclamation and remediation work required to be performed by the Company. Any such changes in future costs could materially impact the amounts charged to operations for reclamation and remediation.

The Bureau of Mining Regulation and Reclamation (BMRR), in cooperation with other state, federal and local agencies regulates mining activities in Nevada under regulations adopted in 1989. The Nevada Administrative Code (NAC) 445A.350-NAC 445A.447 and (NAC) 519A.010 - NAC 519A.415 were developed to implement the requirements of the Nevada Revised Statutes (NRS) 445A.300-NRS 445A.730 and (NRS) 519A.010 - NRS 519A.290. BMRR is composed of three distinct technical branches; regulation, closure and reclamation. It is the mission of BMRR to ensure that Nevada's waters are not degraded by mining operations and that the lands disturbed by mining operations are reclaimed to safe and stable conditions to ensure a productive post-mining land use. These laws and regulations are the primary pieces of legislation governing the Company’s activities which have resulted in the Company recognizing its reclamation obligation.

Upon closure of the Denton-Rawhide Property Purchase and Sale Agreement with NRRG, the Rawhide Joint Venture will retain the right to continue to produce gold through residual leaching of the heap leach pads at Denton-Rawhide, and restart mining activities, if warranted, on land adjacent to the land conveyed to NRRG. The Rawhide Joint Venture will retain its environmental obligations related to mining on the property conveyed to NRRG, whilst NRRG will accept all obligations and liabilities related to the future impact of the landfill.

The Company records the fair value of reclamation and property closure costs in the period in which they are incurred. A corresponding amount is added to the carrying amount of the associated asset and depreciated over the asset’s life.

13.2 International Operations

The Company currently has no mining operations located outside of the U.S. The Andacollo Share Purchase Agreement signed between the Company and an arms-length private corporation in fiscal 2006 (see Section 3.5) relieved Pacific Rim of any further reclamation or environmental responsibilities at the Andacollo operation in Chile.

The Company’s exploration properties, primarily located in El Salvador, are governed by existing local environmental laws, though the Company elects in certain circumstances to exceed its obligations under local environmental law and comply with internationally accepted environmental standards.

The Company’s exploration programs are designed according to industry best practices to have minimal to no impact on flora, fauna and surface or underground water sources. Temporary disturbances (temporary access roads, drill pads, mud pits, hand dug trenches, impacts on existing infrastructure) are reclaimed and repaired. Using the same methods required for structural studies at dam site and large construction sites, drill holes are capped with either a 50 meter grout cap or are completely filled with grout, depending on the geologic environment. The temporary access trails, drill pads and mud sumps are reclaimed by filling in ruts, holes and pits, re-contouring any banks or steep cuts, building water diversion ditches to control runoff and planting fast growing, native grasses to stabilize the ground. Trenches are refilled and replanted in a like manner, and fence barriers are occasionally built to control livestock movement around reclaimed areas. Permanent or long term disturbances such as roads, buildings, wells, walls and fences, gates, etc. are constructed with erosion controls and stability measures including, as necessary, "badenes", rock retaining walls, water diversion ditches, drain pipes and/or stabilizing vegetation, and are constructed to standards exceeding local regulation. Often, local tree varieties are harvested then replanted in the disturbed areas when it does not conflict with normal local usage. All areas of reclamation and construction are monitored on an annual basis. If additional repair is required because of the initial construction, it is repaired until the area gains stability. The Company’s professional environmental staff has volunteered and assisted the local authorities in evaluating other arms-length environmental, geologic, hydrologic, disaster sites around the immediate communities by conducting land slide analysis, ground water studies, surface water studies, land fill site studies, helping to evaluate other industrial waste sites, fire prevention, disease control, disaster relief preparedness and first aid.

Contractors to the Company are required to use certified, non-polluting, non-toxic additives in drilling programs and comply with international work and safety standards and procedures. These issues are routinely monitored by Company employees under the direction of the local environmental and safety managers. Environmental compliance and risk is regularly assessed by third party contractors specializing in mining and exploration risk management. In addition, the company has established showcase programs for environmental protection, waste management and reforestation in order to educate workers and local populace on common best practice measures for a healthier, cleaner and safer living and working environment.

Ongoing reclamation activities associated with the Company’s exploration stage properties are expensed as exploration in the period incurred.

14. Controls and Procedures

14.1 Disclosure Controls and Procedures

Management has designed disclosure controls and procedures, or has caused them to be designed under its supervision, to provide reasonable assurance that material information related to the Company is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate to permit timely decisions regarding public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the Company’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration, as at April 30, 2008. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective to a reasonable assurance standard to ensure that information required to be disclosed in reports filed or submitted by the Company under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules and is accumulated and communicated to management, including the Company’s CEO and CFO to allow timely decisions regarding required disclosures.

Notwithstanding the foregoing, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that the Company’s disclosure controls and procedures will detect every situation involving the failure of persons within the Company and its subsidiaries to disclose material information otherwise required to be set forth in the Company’s periodic reports.

14.2 Internal Controls Over Financial Reporting

Management has designed internal control over financial reporting, or caused it to be designed under its supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. Any system of internal control over financial reporting, regardless of how well designed, has inherent limitations. As such, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework to evaluate the effectiveness of the Company’s internal control over financial reporting. Based on this assessment, management has concluded that as at April 30, 2008, the Company’s internal control over financial reporting was effective.

Notwithstanding the foregoing, because of the inherent limitations, internal control over financial reporting may not prevent of detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There have been no changes in the Company’s internal control over financial reporting during the year ended April 30, 2008 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

The Company’s independent registered public accounting firm, PricewaterhouseCoopers LLP has issued an opinion on the effectiveness of the Company’s internal control over financial reporting as of April 30, 2008, which can be found in the “Independent Auditor’s Report” included in the Company’s consolidated financial statements for the years ended April 30, 2008 and 2007.

15. Risks and Uncertainties

The principal activity of the Company is mineral exploration, which is inherently risky. Exploration is also capital intensive, and the Company’s sole source of income, from gold production at the Denton-Rawhide residual leach operation, is generally decreasing with time and is not sufficient to fund the Company’s typical exploration and general and administrative expenses. The risk factors that could affect the Company’s future results include, but are not limited to, those items discussed below.

15.1 Exploration, Development and Operating Risks

Resource exploration, development, and operations is a highly speculative business that involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of precious metals and other minerals may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish economically viable mineral deposits, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation. The potential for any project to eventually become an economically viable operation depends on numerous factors including: the quantity and quality of the minerals discovered if any, the proximity to infrastructure, metal and mineral prices (which vary considerably over time) and government regulations. The exact effect these factors can have on any given exploration property can not accurate be predicted but the effect can be materially adverse.

Except for the Denton-Rawhide mine, which has ceased mining activity and is in a residual leaching phase, and the El Dorado Project, on which proven and probable reserves were defined in 2005, none of the Company's properties have a known body of ore and the Company’s proposed exploration programs are an exploratory search for ore.

Although mineral resource and reserve estimates included in this document (and/or in previous regulatory documents filed by the Company) have been carefully calculated, prepared, reviewed and/or verified by independent mining experts who are Qualified Persons, and have been reviewed by the Company, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold and/or silver from mineral resources or reserves will in fact be realized or that an identified mineral resource will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of mineral resources and reserves, production and capital costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. There can be no assurance that the percentage of gold recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale ore recovery.

The El Dorado Project is the Company’s principal exploration property, which along with its secondary grassroots exploration projects Santa Rita and Zamora-Cerro Colorado, is located in El Salvador. As with most jurisdictions, El Salvador imposes certain requirements and obligations on the owners of exploratory properties including application requirements, periodic reporting requirements, limited terms and certain fees and royalty payments. The Company may acquire interests in properties in other North, Central and South American countries that may place substantial restrictions on the Company’s exploratory and development activities. The Company believes it has and will continue to carefully evaluate the political and economic environment in considering properties for acquisition. Nonetheless, there can be no assurance that additional significant restrictions will not be placed on the Company's existing or future properties or its operations. Such restrictions may have a materially adverse effect on the Company's business and results of operation.

Mining operations generally involve a high degree of risk. The Company’s operations are subject to all of the physical hazards and risks normally encountered in the exploration, development and production of precious metals and other minerals including unusual or unexpected geological formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. It may not be possible to insure against these risks, or for economic reasons the Company may elect not to insure against these risks. The payment of liabilities as a result of the occurrence of any of these hazards may have a material adverse effect on the Company’s financial position.

There can be no assurance that the Company’s exploration and acquisition programs will yield new reserves to expand current resources. The development of the Company’s properties will require the commitment of substantial financial resources to conduct the time-consuming exploration and development of properties. There can be no assurance that the Company will generate any additional revenues or achieve profitability.

15.2 Reliability of Mineralization Estimates

Although the Company has assessed the mineral resource estimates presented herein and mineral resource and reserve estimates documented in other regulatory filings, and believes that the methods used to estimate such mineral reserves and mineral resources are appropriate, such figures are estimates. As well, estimates of mineral reserves and mineral resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. Furthermore, no assurances can be given that the indicated level of recovery of gold or other minerals will be realized. Market price fluctuations of gold or other minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period.

15.3 Title to Properties

The Company has applied for an exploitation concession over a portion of its El Dorado Project exploration licence area and has carried out the studies required by the authorities for this concession, including an EIS. The approval of the El Dorado EIS by the El Salvadoran government is a requirement for approval of the exploitation concession by the economic ministry. The Company cannot say with certainty if or when the authorities in El Salvador will approve the El Dorado EIS or grant the Company an exploitation concession. The exploitation concession application area covers ground protected by an exploration licence granted to the Company that nominally expired in January 2005. Legal opinions secured by the Company indicate that El Salvadoran administrative rules and procedures assure the Company exclusive rights to the proposed exploitation concession area while the application is in process, despite the underlying exploration licence having expired. There can be no assurance however that this opinion will not be challenged by regulatory authorities or other third parties and that the Company’s legal rights to explore within the exploitation concession application area will be upheld indefinitely pending the outcome of the application process.

The Company's exploration properties may be subject to prior unregistered agreements or transfers or local land claims and title may be affected by undetected defects. The Company has investigated and believes it has good title to its properties. However, there is no guarantee that adverse claims to title will not arise in the future, nor can the Company express an opinion on how difficult the resolution of such claims would be under the laws of foreign jurisdictions.

15.4 Government Law, Environmental and Other Regulatory Requirements

The Company's El Dorado, Santa Rita and Zamora-Cerro Colorado Projects are located in El Salvador and the Company holds or may acquire exploration properties in other North, Central and South American countries. Mineral exploration and mining activities in foreign countries are subject to risks normally associated with the conduct of business in foreign countries and in addition its business activities may be affected in varying degrees by political stability and government regulations as these evolve in sovereign nations. These risks may include foreign labour disputes, invalidation of governmental orders, uncertain political and economic environments, war or civil disturbances, changes in laws, changes in foreign exchange rates, regulations and policies of governments, changes in foreign tax laws, delays in obtaining necessary permits, limitations on the repatriation of earnings and original investments and increased costs of and difficulty in obtaining financing.

The management of the Company uses its collective experience in international mineral exploration and development to assess the risks that exist in various countries. When determining whether or not to proceed with an investment in a particular country, management compares the potential benefits of a country’s geological potential with the long-term political and economic risks. However, as with all other types of international business operations, currency fluctuations, exchange controls, change to tax regimes and political action could impair the value of the Company's assets in such foreign jurisdictions.

Mining operations have inherent risks and liabilities associated with possible pollution of the environment and with the disposal of waste products occurring as a result of mineral exploration or the production of metals from producing mines. Laws and regulations involving the protection and remediation of the environment and governmental policies and regulations for the implementation of such laws and regulations are constantly changing and are, in general, becoming more restrictive and more costly to abide by. There may be costs and delays associated with compliance with these laws or regulations that could prohibit the Company from the development or expansion of a mine. Mine closure and reclamation cost requirements could change from current estimates. The Company strives to ensure, and to the best of the Company's knowledge, it is operating in compliance with all applicable environmental and mine closing regulations.

As disclosed in Section 3.1.4, the Company has experienced significant delays in the processing of its El Dorado EIS and exploitation concession application, and may as a result be forced to consider legal recourse through CAFTA and/or El Salvadoran law. There can be no assurance that the Company will be successful in obtaining its sought-after El Dorado exploitation concession, or that any legal challenges it may choose to undertake in order to resolve the Government of El Salvador’s failure to process the El Dorado EIS and/or exploitation concession application will be successful.

15.5 History of Losses

The Company has a history of losses and may continue to incur losses for the foreseeable future. As of April 30, 2008, the Company had an accumulated deficit of $74.9 million. The Company's sole source of operating revenue is derived from its interest in Denton-Rawhide. Production at Denton-Rawhide decreased during the past fiscal year and is expected to continue to decline as the operation progresses through the residual leach phase. Because of uncertainties as to the total amount of recoverable gold on the Denton-Rawhide heap leach pile, the ultimate vs. projected recovery rate and other factors beyond the Company's control, the Company is unable to reliably estimate its share of gold production from Denton-Rawhide for the coming fiscal year and beyond. There can be no assurance that the Company will realize revenue growth or achieve profitability.

15.6 Financing Risks

The Company’s sources of financing include current cash and cash equivalents, temporary investments and bullion balances combined with the expected cash generated from leaching activities at Denton-Rawhide. The Company utilizes these funding sources to finance its exploration activities and general and administrative expenses, and though many corporate costs are fixed, the Company is able to adjust its exploration expenses to reflect its current and anticipated working capital balances. Additional financing may be required in order to meet the Company’s immediate and long term exploration and general and administrative costs, or the Company’s exploration program expenditures may need to be reduced. Furthermore, current working capital balances are not sufficient to fund significant development activities such as the construction of an underground access/haulage ramp at the El Dorado Property. There can be no assurance that the Company's exploration programs will result in locating additional commercially exploitable mineral ores or that the Company’s properties will be successfully developed. There can also be no assurance that the underlying assumed levels of expenses will prove to be accurate.

There is no assurance that operating cash flow from Denton-Rawhide will be sufficient or that additional funding will be available to the Company in the future to conduct long term exploration and development of its projects or to fulfill its obligations under any applicable agreements. Although the Company has been successful in the past in obtaining financing through the sale of its securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with a possible loss of some properties.

15.7 Metal Price Volatility

The Company's ability to generate profits from its residual leach operations at Denton-Rawhide or any future mining operations is directly related to the international price of gold, which is outside the Company’s control. The gold price has a history of extreme volatility and there can be significant upward or downward movements in price in a short period of time. Gold prices historically have fluctuated widely and are influenced by a number of factors beyond the control or influence of the Company. Some factors that affect the price of gold include: industrial and jewellery demand; central bank lending or purchases or sales of gold bullion; forward or short sales of gold by producers and speculators; future level of gold production; and rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds. Gold prices are also affected by macroeconomic factors including: confidence in the global monetary system; expectations of the future rate of inflation; the availability and attractiveness of alternative investment vehicles; the general level of interest rates; the strength of, and confidence in the U.S. dollar, the currency in which the price of gold is generally quoted, and other major currencies; global and regional political or economic events; and costs of production of other gold producing companies whose costs are denominated in currencies other than the U.S. dollar.

15.8 Forward Selling Activities

The Company may utilize forward sales contracts to protect the selling price of a portion of its gold production from the Denton-Rawhide mine. Silver production is sold in the spot market. The market risk to the Company’s cash flow from forward selling relates to the possible failure of the counter-parties to honour their commitment to purchase the gold when the price exceeds the appropriate spot price at maturity. Counter-parties to any forward sale contracts are large international credit worthy institutions. The market risk to the Company of any gold forward sale contracts would relate to the possibility that the Company may not produce sufficient gold at the appropriate time to meet the obligations as they arise.

15.9 Dependence on Management

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management team. Investors must be willing to rely to a significant extent on their discretion and judgment. The Company does not maintain key employee insurance on any of its employees.

15.10 Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other resource companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will declare their potential conflict and abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

15.11 Competition for Other Assets

Significant and increasing competition exists for the limited number of gold acquisition opportunities available worldwide. As a result of this competition, some of which is with large established mining companies having substantial capabilities and substantially greater financial and technical resources than the Company, the Company may be unable to acquire future potential gold mining properties on terms it considers acceptable. The Company also competes with other mining companies in the recruitment and retention of qualified employees.

15.12 Currency Fluctuations

The Company's offices and primary activities are currently located in Canada, the United States, and El Salvador. Gold and silver are sold in international markets at prices denominated in U.S. dollars. However, some of the costs associated with the Company's activities in Canada may be denominated in currencies other than the U.S. dollar. Any appreciation of these currencies vis a vis the U.S. dollar could increase the Company's cost of doing business in these countries. In addition, the U.S. dollar is subject to fluctuation in value vis a vis the Canadian dollar. The Company does not utilize hedging programs to mitigate the effect of currency movements.

15.13 Adequacy of Insurance Coverage

The mining industry is subject to significant inherent risks and hazards. While where applicable the Company has purchased property, business interruption (Denton-Rawhide only) and liability insurance that it believes is appropriate for the level of risk incurred, it does not carry insurance for political risk, nor environmental damage or pollution because such coverage cannot be purchased at reasonable costs. This lack of insurance coverage could result in material economic harm to the Company if a significant claim against the Company should occur.

15.14 Changes to the Mining Law of 1872

The majority of the Denton-Rawhide mine's processing activities are located on unpatented lode and millsite claims located on U.S. federal public lands. The right to use such claims are granted under the General Mining Law of 1872. Unpatented mining claims are unique property interests in the United States, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the General Mining Law and the interaction of the General Mining Law and other federal and state laws, such as those enacted for the protection of the environment. Unpatented mining claims are subject to possible challenges of third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and maintenance, is dependent on strict compliance with a complex body of federal and state statutory or decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatentable mining claims. The U.S. Congress is considering a number of proposed amendments to the General Mining Law. If adopted, such legislation could, among other things: impose a royalty on the production of metals or minerals from unpatented mining claims; reduce or prohibit the ability of a mining company to expand its operations; and require a material change in the method of exploiting the reserves located on unpatented mining claims. All of the foregoing could adversely affect the economic and financial viability of operations at Denton-Rawhide.

15.15 Reclamation Risks at Denton-Rawhide

The Denton-Rawhide mine is an open pit heap leach operation that ceased active mining in October 2002. A reclamation and closure plan for Denton-Rawhide has been submitted to the Bureau of Land Management and the Nevada Department of Environmental Protection and is currently awaiting approval. The Coordinating Committee of the Denton-Rawhide mine determined, for the purposes of the Reclamation Trust, total reclamation and severance costs for the Denton-Rawhide mine of $9.8 million, of which 49% are to the account of the Company. $4.5 million in reclamation and severance costs have already been incurred, leaving an estimated $5.3 million to be expended in the future, of which $2.6 million is to the Company’s account. This determination of reclamation and severance costs is for the purposes of the Reclamation Trust only and although the Company’s closure fund balance of $3.7 million is believed to be sufficient to cover all remaining closing costs for which it is responsible, the estimate may not be a true reflection of actual reclamation and closure costs of the Denton-Rawhide mine.

15.16 Environmental Risks and Hazards

The Company’s exploration, development and operational activities are subject to environmental regulation in the various jurisdictions in which it operation. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may also exist on the Company’s properties that are currently unknown to the Company and that have been caused by previous or existing owners of operators of the properties.

Environmental approvals and permits are currently, and may in the future, be required in connection with the operations of the Company. To the extent that such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing in its exploration, development or mining activities or from proceeding with its exploration or development plans for current properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions that cause exploration, development or mining activities to cease or be curtailed and may include corrective measures requiring capital expenditures or remedial actions. In such an event, the Company could be required to compensate those suffering loss or damage by reason of the Company’s activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to existing environmental laws and regulations governing exploration, development and mining activities of mining companies, or more stringent application of current laws and regulations could have a material adverse impact on the Company causing increases in exploration expenses, capital expenditures or production costs, or a reduction in production levels at producing operations, or require abandonment or delays in development of new mining properties.

15.17 Increased Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the United States Securities and Exchange Commission, Canadian Securities Administrators, the AMEX and the TSX. The Company expects these rules and regulations to significantly increase its legal and financial compliance costs and to make some activities more time-consuming and costly. There can be no assurance that the Company will continue to effectively meet all of the requirements of the regulations to which it must comply, including Sarbanes-Oxley Section 404 and Multilateral Instrument 52-109. Any failure to effectively implement new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting or the Company’s independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the Company’s stock price. The Company also expects these new rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers. If the Company fails to maintain the adequacy of its internal controls, the Company's ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act of 2002 and/or Multilateral Instrument 52-109 could be impaired, which could cause the Company's stock price to decrease.

15.18 Future Sales of Common Shares by Existing Shareholders

The sale of a large number of common shares of the Company in the public markets, or the potential for such sales, could decrease the trading price of the Company’s common shares and could negatively impact the Company’s ability to raise capital through future sales of common shares.

15.19 Foreign Private Issuer Status

The Company is currently designated a ‘foreign private issuer” as defined in Rule 3B-4 under the U.S. Securities and Exchange Act of 1934 (as amended) for the purposes of U.S. securities law, which allows the Company to use the Multi-Jurisdictional Disclosure System (“MJDS”). In order to maintain this status, the Company must not have any of the following: (i) a majority of its executive officers or directors are U.S. citizens or residents, (ii) more than 50% of its assets are located in the U.S., or (iii) the business of the Company is principally administered in the U.S. The Company may in the future lose its foreign private issuer status if it fails to meet any of the aforementioned criteria.

The regulatory and compliance costs to the Company under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the MJDS. If the Company is not a foreign private issuer it would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose the ability to rely upon exemptions from the American Stock Exchange corporate governance requirements that are available to foreign private issuers. This could have a materially adverse impact on the Company’s corporate overhead costs and its ability to raise future financing.

16. Outstanding Share Data

The following table outlines the common shares outstanding at and subsequent to the year end to July 17, 2008:

Number of Common Shares
Balance on April 30, 2008	116,915,460
Shares issued subsequent to year end	-
Balance on July 17, 2008	116,915,450

17. Outlook

Pacific Rim will curtail its exploration programs and expenditures in El Salvador in fiscal 2009, until such time as the Company receives the permit for the El Dorado exploitation concession. Without receipt of this permit, or final approval of its El Dorado EIS, which would strongly indicate the Government of El Salvador’s intention to grant the El Dorado exploitation concession, the Company does not intend to invest the millions of dollars in exploration in El Salvador, either on the El Dorado project or its grassroots Santa Rita or Zamora-Cerro Colorado projects, it has in previous years. The Company anticipates expending approximately $1.0 million on exploration during fiscal 2009, which will be spent on low cost mapping, sampling and trenching programs at El Dorado, Santa Rita and Zamora-Cerro Colorado, as well as initial exploration and prospecting on its new Costa Rican gold projects, and on limited community relations programs in the El Dorado and surrounding area. This work will be revised should circumstances change and depending on the Company’s working capital balances and/or financing opportunities.

The Company will continue its extensive outreach efforts to federal and municipal government officials, church leaders, business leaders, and citizens during fiscal 2009. Pacific Rim’s history of supporting local inhabitants and building bridges with all stakeholders is well documented, is a key component of the Company’s approach to exploration and development, and will continue in all jurisdictions in which it operates.

Should a negotiated resolution to the ongoing delays in obtaining the El Dorado exploitation concession, or other indications that a resolution may be forthcoming as described above not materialize in the near term, the Company intends to initiate legal proceedings under both CAFTA and El Salvadoran law to protect its rights regarding the future of the El Dorado project.

The Denton-Rawhide land sale agreement is expected to close during fiscal 2009, after which the Company intends to investigate methods by which it can monetize its long term royalty payment on the landfill operation proposed by the purchasers. Gold production at Denton-Rawhide is expected to continue at declining rates throughout fiscal 2009 as is typical of residual leach operations.

18. Non-GAAP Measures

This document includes certain non-GAAP performance measures including “total cash production costs” and “actual cash production costs” that do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. Pacific Rim believes that these measures are commonly used, in conjunction with conventional GAAP measures, by certain investors to enhance their understanding of the Company’s performance. The Company’s use of these non-GAAP measures is intended to provide additional information that should not be considered in isolation or as a substitute for performance measures prepared in accordance with GAAP. The following table provides a reconciliation of the non-GAAP measures to reported GAAP measures.

Unit Costs (in thousands of US dollars except gold ounces and cost per ounce)

	Total Cash Production Costs for Year Ended April 30, 2008	Total Cash Production Costs for Year Ended April 30, 2007	Total Cash Production Costs for Year Ended April 30, 2006
Operating costs	$5,571	$5,442	$4,410
Silver credits realized	$(1,084)	$(1,254)	$(1,043)
Inventory Change	$188	$265	n/a
Cost base for calculation	$4,675	$4,453	$3,367
Gold ounces produced	8,339	11,768	15,117
Cost base per gold ounce produced	$561	$378	$223

19. Additional Sources of Information

Additional sources of information regarding Pacific Rim Mining Corp. include the Company’s: unaudited interim financial statements published quarterly; Annual Information Form (available at www.sedar.com); 40-F filing (available at www.sec.gov); and corporate website www.pacrim-mining.com.

20. National Instrument 43-101 Disclosure

Mr. William Gehlen, Vice President Exploration, supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101.

Mr. David Ernst, Chief Geologist, supervises Pacific Rim’s project generation initiatives. Mr. Ernst is geologist licensed by the State of Washington, an employee of Pacific Rim Mining Corp. and a Qualified Person as defined in National Instrument 43-101.

Pacific Rim’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples are assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples are assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The January 2008 El Dorado resource estimate was prepared by Mr. Steven Ristorcelli, P.Geo., of Mine Development Associates, Reno, Nevada and conforms to current CIM Standards on Mineral Resources and Reserves. Mr. Ristorcelli is an independent Qualified Person as defined in NI 43-101. Mr. Ristorcelli and others at Mine Development Associates have verified the data used to tabulate these resources by auditing the Company’s drill results database, reviewing drill sections, and examining drill core. A technical report in support of the January 2008 El Dorado resource estimate was filed with SEDAR on March 3, 2008. The report was co-authored by Mr. Steven Ristorcelli, P.Geo., and Mr. Peter Ronning, P.Eng., each of whom are independent Qualified Persons as defined in NI 43-101.

The July 2006 El Dorado resource estimate was prepared by Mr. Steven Ristorcelli, P.Geo., of Mine Development Associates, Reno, Nevada. Mr. Ristorcelli is an independent Qualified Person as defined in NI 43-101. The resource estimate conforms to current CIM Standards on Mineral Resources and Reserves. A technical report in support of the July 2006 El Dorado resource estimate was filed with SEDAR on July 31, 2006. The report was co-authored by Mr. Steven Ristorcelli, P.Geo., and Mr. Peter Ronning, P.Eng., each of whom are independent Qualified Persons as defined in NI 43-101.

The January 2005 El Dorado pre-feasibility study is supported by a technical report prepared for Pacific Rim Mining Corp. by SRK Consulting (US) Inc. of Denver Colorado, entitled “Pre-Feasibility Study, El Dorado Project, El Salvador”, dated January 21, 2005 and publicly available on SEDAR (www.sedar.com). The primary author of the report is Mr. William F. Tanaka, a Qualified Person independent of Pacific Rim, as defined in NI 43-101. Mr. Tanaka is a member of the SME and the mAUSIMM.

The terms “measured resource”, “indicated resource” and “inferred resource” used in this document are Canadian mining terms as defined in NI 43-101 and CIM Standards on Mineral Resources and Mineral Reserves. Mineral resources that are not mineral reserves have not been demonstrated to be economically and legally extractable. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. It should not be assumed that all or any part of a resource will ever be converted to a reserve. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred resources will be converted to measured and indicated resource categories through further drilling, or into mineral reserves once economic considerations are applied.